Exhibit 12.1
Calculation of Ratios of Earnings to Fixed Charges
Our historical ratios of earnings to fixed charges for the periods indicated are set forth below. As of September 30, 2016, we did not have any shares of preferred stock outstanding.
The ratio of earnings to fixed charges is computed by dividing (i) income from continuing operations before income taxes and fixed charges by (ii) total fixed charges.
For purposes of computing these ratios (i) earnings consist of income before income taxes plus fixed charges, (ii) fixed charges, excluding interest on deposits, include interest expense (other than on deposits) and the estimated portion of rental expense attributable to interest, and (iii) fixed charges, including interest on deposits, include all interest expense and the estimated portion of rental expense attributable to interest.

	Nine Months
	Ended September 30,	Years Ended December 31,
	2016	2015	2014	2013	2012	2011
Fixed Charges	(Dollars in thousands)
Interest expense, excluding deposits	$11,677	$10,321	$4,448	$2,468	$2,210	$6,219
Estimate of interest in rental expense	35	35	39	33	32	36
Total fixed charges	$11,712	$10,356	$4,487	$2,501	$2,242	$6,255

Earnings
Income before provision for income taxes	$38,317	$55,869	$549	$19,596	$22,432	$10,831
Add: Fixed charges	11,712	10,356	4,487	2,501	2,242	6,255
Total earnings	$50,029	$66,225	$5,036	$22,097	$24,674	$17,086

Ratio of earnings to fixed charges, excluding interest on deposits	4.27	6.39	1.12	8.83	11.00	2.73

	Nine Months
	Ended September 30,	Years Ended December 31,
	2016	2015	2014	2013	2012	2011
Fixed Charges	(Dollars in thousands)
Interest expense, including deposits	$30,604	$31,763	$18,007	$10,460	$10,944	$17,471
Estimate of interest in rental expense	35	35	39	33	32	36
Total fixed charges	$30,639	$31,798	$18,046	$10,493	$10,976	$17,507

Earnings
Income before provision for income taxes	$38,317	$55,869	$549	$19,596	$22,432	$10,831
Add: Fixed charges	30,639	31,798	18,046	10,493	10,976	17,507
Total earnings	$68,956	$87,667	$18,595	$30,089	$33,408	$28,338

Ratio of earnings to fixed charges, including interest on deposits	2.25	2.76	1.03	2.87	3.04	1.62